                                                                    EXHIBIT 12.2


      PENNSYLVANIA POWER & LIGHT COMPANY AND SUBSIDIARIES, CONSOLIDATED

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
               AND DIVIDENDS ON PREFERRED AND PREFERENCE STOCK

                             (Millions of Dollars)

                                                      1996     1995    1994    1993   1992
                                                      ----    -----   -----   -----  -----
Fixed charges, as defined:
 Interest on long-term debt.......................    $ 207   $ 213   $ 214   $ 226  $ 240
 Interest on short-term debt
  and other interest..............................       11      18      18      13     12
 Amortization of debt discount, expense
  and premium - net...............................        2       2       2       2      1
 Interest on capital lease obligations
  Charged to expense..............................       13      15      12       9     10
  Capitalized.....................................        2       2       1       1      2
 Estimated interest component of
  operating rentals...............................        8       8       6       5      5
 Proportionate share of fixed charges
  of 50-percent-or-less-owned persons.............        1       1       1       1      2
                                                      -----   -----   -----   -----  -----

     Total fixed charges..........................      244     259     254     257    272
 Dividends on preferred and preference stock (a)..       47      50      49      55     66
                                                      -----   -----   -----   -----  -----
   Combined fixed charges and dividends on
   preferred and preference stock.................    $ 291   $ 309   $ 303   $ 312  $ 338
                                                      =====   =====   =====   =====  =====
Earnings, as defined:
 Net income.......................................    $ 357   $ 352   $ 243   $ 348  $ 346
 Less undistributed income of less
   than 50-percent-owned persons..................      -       -       -       -      -
                                                      -----   -----   -----   -----  -----
                                                        357     352     243     348    346
Add (Deduct):
 Federal income taxes.............................      189     195     199     163    145
 State income taxes...............................       64      62      77      64     65
 Deferred income taxes............................       10      15     (45)     22     33
 Investment tax credit - net......................      (10)    (11)    (12)    (14)   (14)
 Income taxes on other income and
   deductions - net...............................       (2)     26     (38)     (1)     0
 Amortization of capitalized
   interest on capital leases.....................        4       6       9      12     13
 Total fixed charges as above
   (excluding capitalized interest
   on capital lease obligations)..................      243     257     253     256    271
                                                      -----   -----   -----   -----  -----

    Total earnings................................    $ 855   $ 902   $ 686   $ 850  $ 859
                                                      =====   =====   =====   =====  =====
Ratio of earnings to fixed
 charges..........................................     2.93    2.92    2.26    2.72   2.54
                                                      =====   =====   =====   =====  =====

(a) Represents the pre-tax earnings which would be required to cover preferred and preference stock dividends.